Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE

                  Vasogen Announces Third Quarter 2002 Results

Toronto, Ontario (October 30, 2002) -- Vasogen Inc. (TSX:VAS; AMEX:VSV) today reported the results of operations for the third quarter of 2002. Comparative figures relate to the three-month and nine-month periods ending August 31, 2002, and to the three-month and nine-month periods ending August 31, 2001. All amounts referenced herein are in Canadian dollars, unless otherwise stated.

The loss for the third quarter of 2002 was $4.2 million, or $0.08 per share, compared to a loss of $3.5 million, or $0.08 per share, in 2001. The loss for the nine months ended August 31, 2002 was $13.7 million, or $0.28 per share, compared to $10.3 million, or $0.23 per share, for the comparable period in 2001. The increased loss resulted primarily from higher costs associated with the expansion of clinical research and development activities and the corporate costs associated with supporting these activities.

Research and development expenditures totaled $2.5 million in the third quarter of 2002, compared to $2.4 million in 2001. For the nine months ended August 31, research and development expenditures totaled $8.5 million, compared to $6.7 million for the same period in 2001. The increase in spending in the year to date results primarily reflects costs to support Vasogen's expanded clinical development activity, as further discussed in the "Highlights" below.

General and administration expenditures totaled $2.1 million for the third quarter of 2002, compared to $1.7 million in 2001. For the nine months ended August 31, general and administration expenditures totaled $5.9 million, compared to $5.3 million for the same period in 2001. The increase relates to the growing infrastructure requirements necessary to support advancing the development of the Company's immune modulation therapy.

For the third quarter of 2002, investment income totaled $0.3 million, compared to $0.6 million in 2001. For the nine months ended August 31, investment income totaled $0.7 million, versus $1.7 million for the comparable period in 2001. Investment income was lower, primarily due to the decline in market yields available on short-term investments.

Cash, cash equivalents, and marketable securities held to maturity totaled $47.2 million, versus $39.5 million at year-end 2001. The total number of common shares outstanding at the end of the third quarter of 2002 increased to 51.9 million from 46.4 million at year-end.

An expanded Management's Discussion & Analysis for the quarter is accessible on Vasogen's web site at www.vasogen.com.


                                    - more -

                                                     ...page 2, October 30, 2002
Highlights

o Clinical results for Vasogen's immune modulation therapy in advanced chronic heart failure (CHF) were selected for both an oral and an oral poster presentation at the Annual Scientific Meeting of the Heart Failure Society of America (HFSA), the largest conference in North America dedicated to heart failure research. These results, from a double-blind, placebo-controlled 73-patient trial conducted at leading centers in the U.S. and Canada, represented one of only five presentations that was selected for the `Late Breaking Clinical Trials' session.

o The oral presentation at the HFSA conference was made by Guillermo Torre-Amione, MD, PhD, Medical Director of the Heart Transplant Service at Baylor College of Medicine and the DeBakey Heart Center of The Methodist Hospital in Houston, Texas, and lead investigator in Vasogen's initial CHF trial. New and previously reported findings, demonstrating a significant reduction in the risk of death and hospitalization, improvements in a clinical composite score, and improvements in key electrocardiogram measures among patients receiving Vasogen's immune modulation therapy, were presented to a large audience of cardiologists and medical professionals. These results were supported by positive trends in quality of life and clinical status.

o Vasogen's clinical results in CHF have also been selected for an oral and a poster presentation at the American Heart Association's Scientific Sessions 2002, the world's largest meeting of scientists and healthcare professionals devoted to cardiovascular disease. Dr. Torre-Amione will present findings from the trial during the conference, to be held November 17-20 in Chicago.

o Vasogen announced plans to initiate a double-blind, placebo-controlled, pivotal trial in advanced CHF in support of FDA and Health Canada regulatory approval. The initiation of this trial, which is subject to regulatory approval, will position the Company with two pivotal (phase III) trials addressing major underserved cardiovascular disease indications.

o Dr. James B. Young, Medical Director of the Kaufman Center for Heart Failure and Head of the Section of Heart Failure and Cardiac Transplant Medicine at The Cleveland Clinic, was appointed as Global Principal Investigator and Chairman of the Steering Committee for Vasogen's pivotal (phase III) trial in CHF. Dr. Torre-Amione was selected as Principal Investigator for the U.S. arm of the study, and Dr. Jean-Lucien Rouleau will be Principal Investigator for the Canadian arm of the trial. Dr. Rouleau is Head, Division of Cardiology, University Health Network at the University of Toronto.

o Previously reported results from Vasogen's preclinical studies in neuroinflammation, an underlying mechanism in Alzheimer's disease and other degenerative neurological conditions, were published in the October issue of NeuroImmunoModulation (10:40-46, 2002). This research was conducted under the direction of Professor Marina Lynch, PhD, at the Department of Physiology, Trinity College, Dublin, Ireland. Findings demonstrated the ability of Vasogen's immune modulation therapy to significantly reduce key measures of inflammation and cell death in the brain and to improve physiological measurements that correlate with memory and learning.

A quarterly conference call will be conducted on Wednesday, October 30, 2002 at 4:10 p.m. Eastern Time. The conference can be accessed by calling 416-695-5261 or 1-877-888-3855 ten minutes prior to the call. An audio web cast of the event will also be available at www.vasogen.com

     Vasogen is developing immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases.

This press release and upcoming conference call contain forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.


                                       Financial Tables Below
VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)
----------------------------------------------------------------------------------------------------
                                                                 August 31,         November 30,
                                                                       2002                 2001
----------------------------------------------------------------------------------------------------
                                                                (Unaudited)
Assets
Current assets:
     Cash and cash equivalents                                 $      2,129         $      1,187
     Marketable securities                                           43,788               36,859
     Clinical supplies                                                2,777                1,832
     Tax credits recoverable                                          1,176                  976
     Prepaid expenses and other receivables                              26                  281
----------------------------------------------------------------------------------------------------
                                                                     49,896               41,135

Marketable securities                                                 1,260                1,482

Capital assets                                                          706                  622
Less accumulated amortization                                           362                  272
----------------------------------------------------------------------------------------------------
                                                                        344                  350

Acquired technology                                                   4,081                4,081
Less accumulated amortization                                         2,752                2,562
----------------------------------------------------------------------------------------------------
                                                                      1,329                1,519

----------------------------------------------------------------------------------------------------
                                                               $     52,829         $     44,486
----------------------------------------------------------------------------------------------------

Liabilities and Shareholders' Equity

Current liabilities:
     Accounts payable and accrued liabilities                  $      1,602         $      3,112

Shareholders' equity:
     Share capital (note 2)                                         126,634              103,034
     Deficit accumulated during the development stage               (75,407)             (61,660)
----------------------------------------------------------------------------------------------------
                                                                     51,227               41,374

----------------------------------------------------------------------------------------------------
                                                               $     52,829         $     44,486
----------------------------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements.


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations and Deficit
(Unaudited, in thousands of Canadian dollars, except per share amounts)
----------------------------------------------------------------------------------------------------------------------
                                                 Three months ended August 31,     Nine months ended August 31,
                                                   2002               2001            2002              2001
----------------------------------------------------------------------------------------------------------------------
Expenses:
     Research and development                  $     2,527      $     2,441       $     8,542      $     6,689
     General and administration                      2,057            1,699             5,912            5,282
----------------------------------------------------------------------------------------------------------------------

Loss before the undernoted                          (4,584)          (4,140)          (14,454)         (11,971)
Investment income                                      343              644               707            1,682
----------------------------------------------------------------------------------------------------------------------

Loss for the period                                 (4,241)          (3,496)          (13,747)         (10,289)
Deficit, beginning of period                       (71,166)         (54,064)          (61,660)         (47,271)

----------------------------------------------------------------------------------------------------------------------
Deficit, end of period                         $   (75,407)     $   (57,560)      $   (75,407)     $   (57,560)
----------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per share (note 3)      $    (0.08)      $     (0.08)      $    (0.28)      $      (0.23)
----------------------------------------------------------------------------------------------------------------------


See accompanying notes to interim consolidated financial statements.


VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Unaudited, in thousands of Canadian dollars)
---------------------------------------------------------------------------------------------------------------------
                                                 Three months ended August 31,     Nine months ended August 31,
                                                    2002              2001            2002            2001
---------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):

Operations:
     Loss for the period                        $   (4,241)      $   (3,496)      $   (13,747)     $   (10,289)
     Items not involving cash:
     Amortization of capital assets
       and acquired technology                          96               88               281              256
     Foreign exchange loss                              94                -               246                1
     Change in non-cash operating
       working capital                                (404)            (155)           (2,400)            (112)
---------------------------------------------------------------------------------------------------------------------
                                                    (4,455)          (3,563)          (15,620)         (10,144)

Financing:
     Shares issued for cash                              -                -            25,000                -
     Warrants exercised for cash                        30                -                55               69
     Options exercised for cash                        280               63               464              168
     Share issue costs                                 (17)               -            (1,920)               -
---------------------------------------------------------------------------------------------------------------------
                                                       293               63            23,599              237

Investments:
     Increase in capital assets                       (57)             (121)             (84)             (144)
     Purchases of marketable securities               (419)            (644)         (23,781)           (1,698)
     Maturities of marketable securities             5,360            4,153            16,831            10,353
---------------------------------------------------------------------------------------------------------------------
                                                     4,884            3,388           (7,034)             8,511

Foreign exchange loss on cash held
   in foreign currency                                  (1)               -                (3)              (1)
---------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and
   cash equivalents                                    721             (112)              942           (1,397)

Cash and cash equivalents,
   beginning of period                               1,408            1,042             1,187            2,327

---------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents,
   end of period                                $    2,129       $      930       $     2,129      $       930
---------------------------------------------------------------------------------------------------------------------

See accompanying notes to interim consolidated financial statements.

VASOGEN INC.
(A DEVELOPMENT STAGE COMPANY)

Notes to Interim Consolidated Financial Statements
(Tabular figures in thousands, except per share amounts)
Three months and nine months ended August 31, 2002 and 2001

--------------------------------------------------------------------------------

Since its inception, the Company has been engaged in the research and commercial development of its immune modulation therapies for the treatment and prevention of disease and has not had any commercial operations. The operations of the Company are not subject to any seasonality or cyclicality factors. All amounts are expressed in Canadian dollars unless otherwise noted.

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements. These interim financial statements and notes related thereto should be read in conjunction with the Company's most recent annual consolidated financial statements, as at and for the year ended November 30, 2001.

1.   Significant accounting policy:

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements.

2.     Share capital:

--------------------------------------------------------------------------------
                                          August 31,         November 30,
                                                2002                 2001
--------------------------------------------------------------------------------
                                         (unaudited)
Common shares                                 51,915               46,365
Options                                        2,001                1,777
Warrants                                       1,111                  886
--------------------------------------------------------------------------------

At August 31, 2002, 787,739 employment options and warrants were available for grant.

Public offering:

In May 2002, the Company issued 5,154,700 common shares for gross proceeds of $25,000,000 (net proceeds of $23,080,000 after issuance costs). As additional compensation to the underwriters, the Company issued compensation options to purchase up to 250,000 shares exercisable at $5.39 per common share until November 24, 2003.

3.   Loss per share:


------------------------------------------------------------------------------------------------------------
                                    Three months ended August 31,           Nine months ended August 31,
                                      2002                2001                 2002               2001
------------------------------------------------------------------------------------------------------------
                                  (unaudited)                              (unaudited)
Loss for the period              $    (4,241)         $   (3,496)          $   (13,747)     $   (10,289)

Weighted average common
shares outstanding:
Basic and diluted                     51,843              44,880                48,346           44,832
------------------------------------------------------------------------------------------------------------

Basic and diluted
loss per share                   $     (0.08)         $   (0.08)           $    (0.28)      $    (0.23)
------------------------------------------------------------------------------------------------------------

4.     Segmented information:

The Company operates in one business segment, being the development of immune modulation therapies. The capital assets are primarily located in Canada and the acquired technology is located in Ireland.

                                       ###

                      Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of the Company and notes thereto, which have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada for interim financial statements. It provides an update to the discussion and analysis contained in the 2001 Annual Report. This discussion and analysis should be read in conjunction with the Management's Discussion and Analysis section and the financial statements contained in our 2001 Annual Report. All amounts are expressed in Canadian dollars, unless otherwise noted. Annual references are to the Company's fiscal years, which end on November 30.

OVERVIEW
Vasogen is focused on the research, development, and commercialization of immune modulation therapies for the treatment of cardiovascular and other inflammatory diseases. Vasogen's lead clinical program in peripheral arterial disease is in a pivotal (phase III) clinical trial. Based on recently reported results that demonstrated a significant reduction in the risk of death and hospitalization in chronic heart failure patients, the Company is advancing a second clinical program into a pivotal (phase III) clinical trial. Vasogen is also investigating the potential of immune modulation therapy in other indications characterized by inflammation and immune system dysfunction.

Vasogen intends to commercialize its immune modulation therapy through alliances with established healthcare companies. To date, Vasogen has entered into one alliance with Quest Diagnostics Incorporated for the joint commercialization of its immune modulation therapy in the United States. The terms of this alliance are further discussed in the Company's regulatory filings.

RESULTS OF OPERATIONS
Research and Development
Research and Development expenses include salaries for those employees directly involved in research and development and direct costs for the Company's pivotal and feasibility clinical studies and preclinical programs, such as research center costs and monitoring costs, as well as indirect costs to support these programs, such as professional fees, technology costs, and other support costs.

For the nine months ended August 31, 2002, research and development expenses totaled $8.5 million, compared to $6.7 million for the same period in 2001. For the third quarter, these expenses totaled $2.5 million, compared to $2.4 million for the same period in 2001. The increase in the year-to-date spending primarily reflects costs to support Vasogen's expanded clinical development activity.

For the nine months ended August 31, 2002, the direct costs associated with Vasogen's expanded clinical program and costs for additional employees required to support this program, increased by $2.3 million, compared to the same period in 2001. These increases were offset somewhat by lower costs associated with the Company's preclinical program, which decreased by $0.5 million, compared to the same period in 2001.

For the three months ended August 31, 2002, the direct costs associated with Vasogen's expanded clinical program and costs for additional employees required to support this program, increased by $0.2 million, compared to the same period in 2001. These increases were offset somewhat by lower costs associated with the Company's preclinical program, which decreased by $0.1 million, compared to the same period in 2001.

During the current fiscal period Vasogen announced plans for a pivotal (phase
III), double blind, placebo-controlled trial of its immune modulation therapy in chronic heart failure (CHF) patients. The trial will be conducted at clinical sites throughout the U.S. and Canada, subject to regulatory approval. FDA clearance to initiate the trial is expected during the fourth quarter of 2002, after which time the recruitment of clinical sites to participate in the study will begin. The Company's research and development expenditures will increase in 2003 as a result of the initiation of the pivotal CHF trial.

Vasogen is also conducting a 500-patient, multi-center pivotal (phase III) trial in peripheral arterial disease (PAD) to support U.S. and Canadian regulatory approval. The primary endpoint of the trial is to demonstrate the impact of Vasogen's immune modulation therapy on maximal treadmill walking distance, the endpoint recognized by the FDA and other regulatory authorities for approving new PAD treatments. Vasogen's preclinical research is focused on the potential of immune modulation therapy in neuroinflammatory disease. More details on Vasogen's clinical development programs can be found in its regulatory filings.

Given Vasogen's expanding clinical development activity, Management anticipates that research and development costs will continue to increase.

Depending upon the results of its research and development and its financial resources, the Company could decide to continue with certain areas of research, terminate or cut back on certain areas, or commence new areas of research and development.

The Company's scientific developments have resulted in the filing of various patent applications. The Company currently has more than 40 U.S. patents and patent applications.

General and Administration
General and administration expenses include salaries and related costs for those employees not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations, business and corporate development, and marketing-related activities. These expenses also include infrastructure costs, such as facilities and information technology, to support both corporate and research activities, as well as costs involved in corporate stewardship.

For the nine months ended August 31, 2002, general and administration expenses totaled $5.9 million, compared to $5.3 million for the same period in 2001. For the third quarter, these expenses totaled $2.1 million, compared to $1.7 million for the same period in 2001.

This increase in expenditures relates to the internal growth necessary to support the development of the Company's immune modulation therapy. Specifically, these increases are related to higher expenditures resulting from increased marketing-related costs and infrastructure requirements to support both research and corporate activities. Expenditures related to marketing activities have increased by $0.4 million for the nine months ended August 31, 2002, compared to the same period in 2001. Other administrative expenditures, including those for facilities and insurance have increased by $0.3 million for the nine months ended August 31, 2002, compared to the same period in 2001. The increases in these expenditures have been partially offset by decreases in other professional fees by $0.1 million for the nine months ended August 31, 2002, compared to the same period in 2001.

For the three months ended August 31, 2002, expenditures related to business and corporate development have increased by $0.3 million, compared to the same period in 2001. For the three months ended August 31, 2002, expenditures related to market development have increased by $0.1 million, compared to the same period in 2001. Other administrative expenditures, including those for facilities and insurance, have increased by $0.1 million for the three months ended August 31, 2002, compared to the same period in 2001. The increases in these expenditures have been partially offset by decreases in other professional fees by $0.1 million for the three months ended August 31, 2002, compared to the same period in 2001.

Investment Income
For the nine months ended August 31, 2002, investment income totaled $0.7 million, versus $1.7 million for the comparable period in 2001. For the third quarter, investment income totaled $0.3 million, versus $0.6 million for the comparable period in 2001. Investment income was lower, primarily due to the decline in market yields available on short-term investments.

Loss
The loss for the nine months ended August 31, 2002, was $13.7 million, or $0.28 per share, compared to $10.3 million, or $0.23 per share, for the comparable period in 2001. For the third quarter, the loss was $4.2 million, or $0.08 per share, compared to $3.5 million, or $0.08 per share, for the comparable period in 2001. As discussed above, the increased loss resulted mainly from higher costs associated with the expansion of clinical research and development activities and the corporate costs associated with supporting these activities. The increased loss was also a result of a lower level of investment income in 2002.

There are no seasonal or cyclical factors that have a material effect on the Company's operating results.

LIQUIDITY AND CAPITAL RESOURCES
Since its inception, Vasogen has financed its operations primarily from public and private sales of equity, the exercise of warrants and stock options, and interest on funds held for future investments.

During the nine months ended August 31, 2002, the Company completed a public offering of 5.2 million common shares for net proceeds of $23.1 million. As additional compensation to the underwriters, the Company issued compensation options to purchase up to 250,000 shares exercisable at $5.39 per common share until November 24, 2003. No financings were completed for the comparable period in 2001.

For the nine months ended August 31, 2002, Vasogen received proceeds of $0.5 million from the exercise of options and warrants, compared to $0.2 million for the same period in 2001. For the third quarter, Vasogen received proceeds of $0.3 million from the exercise of options and warrants, compared to $0.1 million for the same period in 2001. The total number of common shares outstanding at the end of the third quarter increased to 51.9 million from 46.4 million at year-end.

At August 31, 2002, the Company had cash, cash equivalents, and marketable securities held to maturity totaling $47.2 million, compared to $39.5 million at year-end 2001. The increase is a result of the financing completed during the second quarter. The Company invests these funds in liquid government and corporate debt instruments having an "A" credit rating or greater. In the environment of low interest rates that has prevailed, Management elected to commit funds primarily to short-term investments, the majority of which will mature within the next quarter. Management does not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to the Company's investment portfolio due to the relatively short-term nature of the investments.

For the nine months ended August 31, 2002, the Company's net cash used in operations was $15.6 million, compared to $10.1 million for the same period in 2001. For the third quarter, the Company's net cash used in operations was $4.5 million, compared to $3.6 million for the same period in 2001. These increases primarily reflect increases in Vasogen's research and development expenses. The increase is also a function of the change in working capital as the Company increased the level of clinical supplies on hand to support its expanded clinical trial activity. The burn rate for 2002 is in line with the Company's operating plan, which contemplates expanded clinical development and research activity and the larger infrastructure necessary to support the Company's planned growth.

The Company will require additional financing to grow and expand its operations and plans to raise funds from time to time, even if it does not have an immediate need for additional capital. Funding requirements may vary depending on a number of factors, including the progress of its research and development programs, the extent and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing, and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, and competing technologies and market developments.

RISKS AND UNCERTAINTIES
Risks and uncertainties related to economic and industry factors, as discussed in detail in the Management's Discussion and Analysis section of the 2001 Annual Report and the Company's 2001 Annual Information Form, remain substantially unchanged with the primary risks and uncertainties facing Vasogen being those associated with securing regulatory approval for immune modulation therapy and the ability of the Company to continue to raise adequate capital to fund development activities over the long term.

Vasogen is exposed to market risk related to interest and foreign currency exchange rates. The Company has not entered into any foreign currency contracts or other financial derivatives to hedge foreign exchange risk. With increasing U.S. expenditures relating to expanded clinical trial activity, the Company is subject to foreign exchange fluctuations that could have a material impact on future operating results or cash flows.

OUTLOOK
Vasogen expects to continue to incur operating losses as a result of the expanded clinical trial activity necessary to support regulatory approvals for the Company's immune modulation therapy in the United States, Canada, and other jurisdictions. The Company believes it has sufficient resources to fund operations into 2004, based on current plans for the fiscal 2003 period. The Company will need to raise additional capital to fund operations over the long term.

To commercialize its immune modulation therapy, the Company may enter into additional strategic alliances with established healthcare companies that have the commercial infrastructure necessary to support successful market introduction in various geographical jurisdictions.

This document contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the strength of intellectual property and financing capability, and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.